Exhibit 99.1

CANARC RESOURCE CORP.

Second Quarter Report

Condensed Consolidated Interim Financial Statements

(expressed in United States dollars)

Three and Six Months ended June 30, 2019

(Unaudited – Prepared by Management)

Notice of No Auditor Review of
Unaudited Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2019

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these unaudited condensed consolidated interim financial statements, they must be accompanied by a notice indicating that the unaudited condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of Canarc Resource Corp. (the “Company”) for the three and six months ended June 30, 2019 (the “Financial Statements”) have been prepared by and are the responsibility of the Company’s management, and have not been reviewed by the Company’s auditors. The Financial Statements are stated in terms of United States dollars, unless otherwise indicated, and are prepared in accordance with International Accounting Standards 34 (“IAS 34”) and International Financial Reporting Standards (“IFRS”).

		June 30,	December 31,
	Notes	2019	2018

ASSETS

CURRENT ASSETS
Cash		$1,895	$2,329
Marketable securities	7	203	719
Receivables and prepaids	14	153	87
Promissory note receivable	6	-	59
Total Current Assets		2,251	3,194

NON-CURRENT ASSETS
Mineral property interests	8	15,160	14,237
Equipment	9	148	80
Total Non-Current Assets		15,308	14,317
Total Assets		$17,559	$17,511

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	10(a)	$77	$262
Deferred royalty liability, current	11(a)	-	35
Lease liability, current	11(b)	30	-
Total Current Liabilities		107	297

LONG TERM LIABILITIES
Deferred royalty liability, long term	11(a)	145	130
Lease liability, long term	11(b)	55	-
Total Long Term Liabilities		200	130
Total Liabilities		307	427

SHAREHOLDERS' EQUITY
Share capital	12(b)	66,305	66,305
Reserve for share-based payments		773	734
Accumulated other comprehensive loss		(2,618)	(3,253)
Deficit		(47,208)	(46,702)
Total Shareholders' Equity		17,252	17,084
Total Liabilities and Shareholders' Equity		$17,559	$17,511

Refer to the accompanying notes to the condensed consolidated interim financial statements.

Approved on behalf of the Board:

/s/ Bradford Cooke	/s/Martin Burian
Bradford Cooke	Martin Burian
Director	Director

		Three Months ended June 30,		Six Months ended June 30,
	Notes	2019	2018	2019	2018

Expenses:
Amortization	9	$12	$7	$24	$12
Corporate development	13, 14	15	5	18	11
Employee and director remuneration	14	182	298	279	427
General and administrative	13, 14	34	52	69	97
Shareholder relations		28	16	64	39
Share-based payments	12(c), 14	35	28	61	57

Loss before the undernoted		(306)	(406)	(515)	(643)

Interest income		10	13	17	22
Foreign exchange gain (loss)		34	1	37	7
Change in fair value of marketable securities	7	(83)	113	(32)	34
Interest and finance charges	11	(11)	(8)	(23)	(16)
Recovery of loan receivable	6	-	-	-	220

Net loss before income tax		(356)	(287)	(516)	(376)

Income tax recovery	10(b)	-	3	-	3

Net loss for the period		(356)	(284)	(516)	(373)

Other comprehensive income (loss):
Items that will not be reclassified into profit or loss:
Foreign currency translation adjustment		301	(356)	635	(850)

Comprehensive income (loss) for the period		$(55)	$(640)	$119	$(1,223)

Basic and diluted loss per share:		$-	$-	$-	$-

Weighted average number of shares outstanding		218,355,144	218,670,397	218,355,144	218,745,741

Refer to the accompanying notes to the condensed consolidated interim financial statements.

				Accumulated
	Share Capital		Reserve for	Other
	Number of		Share-Based	Comprehensive
	Shares	Amount	Payments	Income (Loss)	Deficit	Total

Balance, December 31, 2017	218,779,144	$66,328	$1,101	$(1,995)	$(46,054)	$19,380
Common share buy-back under normal course issuer bid (Notes 12(b)(ii) and (iii))	(524,000)	(21)	-	-	-	(21)
Property acquisition (Note 12(b)(ii))	100,000	4	-	-	-	4
Share issue expenses	-	(6)	-	-	-	(6)
Share-based payments	-	-	118	-	-	118
Cancellation and expiration of stock options	-	-	(407)	-	407	-
Expiration of finders fee warrants	-	-	(70)	-	70	-
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	(8)	(1,258)	-	(1,266)
Net loss for the year	-	-	-	-	(1,125)	(1,125)
Balance, December 31, 2018	218,355,144	66,305	734	(3,253)	(46,702)	17,084
Inpact of adopting IFRS 16 (Note 3(d))	-	-	-	-	(2)	(2)
Balance, January 1, 2019	218,355,144	66,305	734	(3,253)	(46,704)	17,082
Share-based payments	-	-	61	-	-	61
Expiration of finders fee warrants	-	-	(22)	-	22	-
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	-	635	(10)	625
Net loss for the period	-	-	-	-	(516)	(516)
Balance, June 30, 2019	218,355,144	$66,305	$773	$(2,618)	$(47,208)	$17,252

Balance, December 31, 2017	218,779,144	$66,328	$1,101	$(1,995)	$(46,054)	$19,380
Common share buy-back under normal course issuer bid (Note 12(b)(iii))	(109,000)	(7)	-	-	-	(7)
Share-based payments	-	-	57	-	-	57
Cancellation and expiration of stock options	-	-	(161)	-	161	-
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	-	(850)	(5)	(855)
Net loss for the period	-	-	-	-	(373)	(373)
Balance, June 30, 2018	218,670,144	$66,321	$997	$(2,845)	$(46,271)	$18,202

Refer to the accompanying notes to the condensed consolidated interim financial statements.

	Three Months ended June 30,		Six Months ended June 30,
	2019	2018	2019	2018

Cash provided from (used by):

Operations:
Net loss	$(356)	$(284)	$(516)	$(373)
Items not involving cash:
Accrued interest	15	8	23	16
Amortization	12	7	24	12
Share-based payments	35	28	61	57
Change in fair value of marketable securities	83	(113)	32	(34)
Income tax recovery	-	(3)	-	(3)
Recovery of promissory note receivable	-	-	-	(220)
	(211)	(357)	(376)	(545)
Changes in non-cash working capital items:
Receivables and prepaids	(59)	(33)	(66)	(26)
Accounts payable and accrued liabilities	(109)	144	(185)	79
Net cash used by operating activities	(379)	(246)	(627)	(492)

Financing:
Lease payments	(12)	-	(17)	-
Share buyback under normal course issuer bid	-	(2)	-	(7)
Cash used by financing activities	(12)	(2)	(17)	(7)

Investing:
Expenditures for mineral properties, net of recoveries	(41)	(214)	(369)	(284)
Acquisition of marketable securities	-	4	-	(293)
Proceeds from disposition of marketable securities	504	-	504	-
Proceeds from promissory note receivable	-	-	59	25
Acquisition of equipment	(4)	-	(5)	-
Deferred royalty payment	(35)	-	(35)	-
Cash provided from (used by) investing activities	424	(210)	154	(552)

Unrealized foreign exchange gain (loss) on cash	(12)	(87)	56	(219)

(Decrease) increase in cash	21	(545)	(434)	(1,270)
Cash, beginning of period	1,874	3,579	2,329	4,304

Cash, end of period	$1,895	$3,034	$1,895	$3,034

Refer to the accompanying notes to the condensed consolidated interim financial statements.

		Three Months ended June 30,		Six Months ended June 30,
	Notes	2019	2018	2019	2018

Non-cash financing and investing activities:

Initial recognition from change in accounting policy for lease:
Right of use asset	3(d)	$-	$-	$122	$-
Amortization of leased asset	3(d)	-	-	34	-
Lease liability	3(d)	-	-	90	-

Cancellation/expiration of:
Stock options		-	161	-	161
Finders fee warrants		11	-	22	-

Income taxes paid		-	-	-	-

Interest paid	11	26	-	30	-

Refer to the accompanying notes to the condensed consolidated interim financial statements.

1.
Nature of Operations and Going Concern

Canarc Resource Corp. (the “Company”), a company incorporated under the laws of British Columbia on January 22, 1987, is in the mineral exploration business and has not yet determined whether its mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of reserves in its mineral property interests, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition thereof. The address of the Company’s registered office is #910 – 800 West Pender Street, Vancouver, BC, Canada, V6C 2V6 and its principal place of business is #810 – 625 Howe Street, Vancouver, BC, Canada, V6C 2T6.

The Company has no operating revenues, has incurred a significant net loss of $516,000 for the six months ended June 30, 2019 (June 30, 2018 – $373,000) and has a deficit of $47.2 million as at June 30, 2019 (December 31, 2018 - $46.7 million). In addition, the Company has negative cash flows from operations. These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes the realization of assets and repayment of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations. Management continues to find opportunities to raise the necessary capital to meet its planned business objectives and continues to seek financing opportunities. There can be no assurance that management’s plans will be successful. These matters indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

2.
Basis of Presentation

(a)
Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and the interpretations of the International Financial Reporting Standards Interpretations Committee. These unaudited condensed consolidated interim financial statements do not include all of the information and disclosures required for full and complete annual financial statements, and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2018. The Company has consistently applied the same accounting policies for all periods as presented except for change in accounting standard for leases under IFRS 16 Leases which became effective January 1, 2019 (Note 3(d)). Certain of the prior periods’ comparative figures may have been reclassified to conform to the presentation adopted in the current period.

(b)
Approval of condensed consolidated interim financial statements:

These condensed consolidated interim financial statements were approved by the Company’s Board of Directors on August 12, 2019.

2.
Basis of Presentation (continued)

(c)
Basis of presentation:

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value, as disclosed in Note 5. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(d)
Functional currency and presentation currency:

The functional currency of the Company and its subsidiaries is the Canadian dollar, and accounts denominated in currencies other than the Canadian dollar have been translated as follows:

•
Monetary assets and liabilities at the exchange rate at the condensed consolidated interim statement of financial position date;
•
Non-monetary assets and liabilities at the historical exchange rates, unless such items are carried at fair value, in which case they are translated at the date when the fair value was determined;
•
Shareholders’ equity items at historical exchange rates; and
•
Revenue and expense items at the rate of exchange in effect on the transaction date.

The Company’s presentation currency is the United States dollar. For presentation purposes, all amounts are translated from the Canadian dollar functional currency to the United States dollar presentation currency for each period. Statement of financial position accounts, with the exception of equity, are translated using the exchange rate at the end of each reporting period, transactions on the statement of comprehensive income (loss) are recorded at the average rate of exchange during the period, and equity accounts are translated using historical actual exchange rates.

Exchange gains and losses arising from translation to the Company’s presentation currency are recorded as cumulative translation adjustment, which is included in accumulated other comprehensive income (loss).

(e)
Critical accounting estimates and judgements:

The preparation of the condensed consolidated interim financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements along with the reported amounts of revenues and expenses during the period. Actual results may differ from these estimates and, as such, estimates and judgements and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relate to determining the recoverability of mineral property interests, receivables and long-term investments; valuation of certain marketable securities; the determination of accrued liabilities; accrued site remediation; fair value of deferred royalty liability and lease liability; recognition of deferred income tax liability; the variables used in the determination of the fair value of stock options granted and finder’s fees warrants issued or modified; and the recoverability of deferred tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

2.
Basis of Presentation (continued)

(e)
Critical accounting estimates and judgements: (continued)

The Company applies judgment in assessing the functional currency of each entity consolidated in these condensed consolidated interim financial statements. The functional currency of the Company and its subsidiaries is determined using the currency of the primary economic environment in which that entity operates.

The Company applies judgment in assessing whether material uncertainties exist that would cast substantial doubt as to whether the Company could continue as a going concern.

At the end of each reporting period, the Company assesses each of its mineral resource properties to determine whether any indication of impairment exists. Judgment is required in determining whether indicators of impairment exist, including factors such as: the period for which the Company has the right to explore; expected renewals of exploration rights; whether substantive expenditures on further exploration and evaluation of resource properties are budgeted or planned; and results of exploration and evaluation activities on the exploration and evaluation assets.

Judgment is applied in determining whether disposal groups or cash generating unit represent a component of the entity, the results of which should be recorded in discontinued operations in the condensed consolidated interim statements of comprehensive income (loss) and cash flows.

(f)
New accounting standards and recent pronouncements:

The standards listed below include only those which the Company reasonably expects may be applicable to the Company in the current period and at a future date. The Company is currently assessing the impact of these future standards on the condensed consolidated interim financial statements.

2.
Basis of Presentation (continued)

(f)
New accounting standards and recent pronouncements: (continued)

The following standards will become effective in future periods:

(i)
The Conceptual Framework for Financial Reporting

The revised Conceptual Framework, issued by the International Accounting Standards Board (IASB) in March 2018, replaces the Conceptual Framework for Financial Reporting (issued by the IASB in September 2010).

The revised Conceptual Framework includes the following:

●
Concepts on measurement, including factors to consider when selecting a measurement basis.
●
Concepts on presentation and disclosure, including when to classify income and expenses in other comprehensive income.
●
Guidance on determining the boundary of a reporting entity.
●
Updated definitions of an asset and a liability.
●
Updated criteria for recognizing assets and liabilities in financial statements, and guidance on when to remove them.
●
Clarification on the roles of stewardship, prudence, measurement uncertainty and substance over form.

The IASB and the IFRS Interpretations Committee began using the revised Conceptual Framework immediately after it was issued. The effective date for stakeholders who develop an accounting policy based on the Conceptual Framework is for annual periods beginning on or after January 1, 2020. Earlier application is permitted.

(ii)
Annual Improvements to IFRS Standards 2015–2017 Cycle

The following standards have been revised to incorporate amendments:

●
IFRS 3 Business Combinations – The amendments clarify that when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring previously held interests in that business.
●
IFRS 11 Joint Arrangements – The amendments clarify that when an entity obtains joint control of a business that is a joint operation, it does not remeasure previously held interests in that business.
●
IAS 12 Income Taxes – The amendments clarify that an entity recognizes income tax consequences of dividends in profit or loss, other comprehensive income or equity, depending on where the entity recognized the originating transaction or event that generated the distributable profits giving rise to the dividend.
~~●~~
IAS 23 Borrowing Costs – The amendments clarify that an entity treats as general borrowings any borrowings made specifically to obtain a qualifying asset that remain outstanding when the asset is ready for its intended use or sale.

The standards are effective for annual periods beginning on or after January 1, 2019.

2.
Basis of Presentation (continued)

(f)
New accounting standards and recent pronouncements: (continued)

(iii)
Prepayment Features with Negative Compensation (Amendments to IFRS 9 Financial Instruments)

IFRS 9 Financial Instruments has been revised to incorporate amendments issued by the International Accounting Standards Board (IASB) in October 2017. The amendments clarify that a financial asset that would otherwise have contractual cash flows that are solely payments of principal and interest but do not meet that condition only as a result of a prepayment feature with negative compensation, may be measured at amortized cost or at fair value through other comprehensive income when eligibility conditions are met.

The amendment is effective for annual periods beginning on or after January 1, 2019.

(iv)
IFRIC 23 Uncertainty over Income Tax Treatments

This new Interpretation, issued by the International Accounting Standards Board (IASB) in June 2017, clarifies how to apply the recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments.

The main features of IFRIC 23 are as follows:

●
An entity considers an uncertain tax treatment separately or together with other uncertain tax treatments depending on which approach better predicts the resolution of the uncertainty.
●
Taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates are determined based on whether it is probable that a taxation authority will accept an uncertain tax treatment.
~~●~~
An entity reassesses judgments or estimates relating to uncertain tax treatments when facts and circumstances change.

The interpretation is effective for annual periods beginning on or after January 1, 2019.

3.
Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements.

(a)
Basis of consolidation:

These condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries including New Polaris Gold Mines Ltd. and American Innovative Minerals, LLC (“AIM”). The financial statements of subsidiaries are included in the condensed consolidated interim financial statements from the date control commences until the date control ceases. All significant intercompany transactions and balances are eliminated on consolidation.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

(b)
Financial instruments:

The Company has classified its financial instruments under IFRS 9 Financial Instruments (“IFRS 9”) as follows:

IFRS 9
Financial Assets
Cash	Fair value through profit or loss ("FVTPL")
Marketable securities	FVTPL
Receivables	Amortized cost

Financial Liability
Accounts payable and accrued liabilities	Amortized cost
Deferred royalty liability	Amortized cost
Lease liability	Amortized cost

The Company categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values. The fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Financial assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data. Level 3 valuations are based on inputs that are not based on observable market data.

3.
Significant Accounting Policies (continued)

(c)
Mineral property interests:

All costs related to investments in mineral property interests are capitalized on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. The costs related to a mineral property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method. When there is little prospect of further work on a property being carried out by the Company or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of a property option agreement. As the property options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Property option payments are recorded as property costs or recoveries when the payments are made or received. Proceeds received on the sale or property option of the Company’s property interest is recorded as a reduction of the mineral property cost. The Company recognizes in income those costs that are recovered on mineral property interests when amounts received or receivable are in excess of the carrying amount.

The amounts shown for mineral property interests represent costs incurred to date and include advance net smelter return (“NSR”) royalties, less recoveries and write-downs, and are not intended to reflect present or future values.

(d)
Change in accounting policy – IFRS 16, Leases:

IFRS 16 – Leases (“IFRS 16”)

Effective January 1, 2019, the Company adopted IFRS 16, which specifies how to recognize, measure, present and disclose leases. The standard provides a single accounting model, requiring the recognition of assets and liabilities for all major leases previously classified as “operational leases” under the principles of IAS 17 – Leases, and related interpretations.

(i)
The Company’s accounting policy under IFRS 16

Definition of a lease

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company has elected to apply the practical expedient to grandfather the lease definition for existing contracts on transition. It applied the definition of a lease under IFRS 16 to existing contracts as of January 1, 2019.

The Company has also elected to apply the practical expedient to account for each lease component and any non-lease components as a single lease component.

3.
Significant Accounting Policies (continued)

(d)
Change in accounting policy – IFRS 16, Leases: (continued)

As a lessee

The Company leases its head office space, based on lease agreement having a fixed duration until July 31, 2022.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, based on the initial amount of the lease liability. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. In addition, the right-of-use asset is periodically adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate.

The ongoing lease liability is measured at amortized cost using the effective interest method. It is measured when there is a change in future lease payments, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

(ii)
Impact of transition to IFRS 16

Effective January 1, 2019, the Company adopted IFRS 16 using the modified retrospective approach and accordingly the information presented for 2018 has not been restated. The cumulative effect of initial application is recognized in deficit at January 1, 2019. Comparative amounts for 2018 remain as previously reported under IAS 17 and related interpretations.

On initial application, the Company has elected to record right-of-use assets based on the corresponding lease receivables and/or lease liabilities. Lease receivables and liabilities have been measured by discounting future lease payments at the incremental borrowing rate at January 1, 2019. The incremental borrowing rate applied was 18% per annum and represents the Company’s best estimate of the rate of interest that it would expect to pay to borrow, on a collateralized basis, over a similar term, an amount equal to the lease payments in the current economic environment. As of the initial date of application of IFRS 16, the remaining noncancelable period of the office lease was three years and seven months.

3.
Significant Accounting Policies (continued)

(d)
Change in accounting policy – IFRS 16, Leases: (continued)

(ii)
Impact of transition to IFRS 16 (continued)

The Company has elected to apply the practical expedient to account for leases for which the lease term ends within 12 months of the date of initial application and leases of low value assets as short-term leases. The lease payments associated with these leases are recognized as expenses on a straight-line basis over the lease term.

The Company has also elected to apply the practical expedient for excluding the initial direct costs for the measurement of right-of-use assets at the date of initial application, as well as for using hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The application of IFRS 16 to leases previously classified as operating leases under IAS 17, resulted in the recognition of right-of-use assets and lease liabilities as at January 1, 2019 as summarized in the following table:

	December 31, 2018		January 1, 2019
	prior to adoption		after adoption of
	of IFRS 16	Adjustments	IFRS 16

Non-current assets:
Equipment	$80	$88	$168

Non-current liabilities:
Lease liability	$-	$90	$90

Shareholders equity:
Deficit	$(46,702)	$(2)	$(46,704)

3.
Significant Accounting Policies (continued)

(d)
Change in accounting policy – IFRS 16, Leases: (continued)

(iii)
Impact for the period

The following tables summarizes the impact of adopting IFRS 16 on the Company’s condensed consolidated interim financial statements for the six months ended June 30, 2019:

	June 30, 2019	Adjustments for
	without adoption	adoption of	June 30, 2019
	of IFRS 16	IFRS 16	as reported

Non-current assets:
Equipment	$71	$77	$148

Non-current liabilities:
Lease liability	$-	$85	$85

Shareholders equity:
Accumulated other comprehensive loss	$(2,621)	$(6)	$(2,627)
Deficit	$(46,206)	$(2)	$(46,208)

Expenses:
Amortization	$(13)	$(11)	$(24)
General and administrative	$(86)	$17	$(69)

Other items:
Interest and finance charges	$(15)	$(8)	$(23)

Net loss for the period	$(159)	$(2)	$(161)

Right of use assets are included in equipment.

4.
Management of Capital

The Company is an exploration stage company and this involves a high degree of risk. The Company has not determined whether its mineral property interests contain reserves of ore and currently has not earned any revenues from its mineral property interests and, therefore, does not generate cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital and proceeds from debt. The Company has generated cash inflows from the disposition of marketable securities. The Company is not subject to any externally imposed capital requirements.

The Company defines its capital as debt and share capital. Capital requirements are driven by the Company’s exploration activities on its mineral property interests. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

The Company has in the past invested its capital in liquid investments to obtain adequate returns. The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this financing in the future. The Company will continue to rely on debt and equity financings to meet its commitments as they become due, to continue exploration work on its mineral property interests, and to meet its administrative overhead costs for the coming periods.

There were no changes in the Company’s approach to capital management during the six months ended June 30, 2019.

5.
Management of Financial Risk

The Company has classified its cash and marketable securities as financial assets at FVTPL; receivables as financial assets at amortized cost; and accounts payable and accrued liabilities, and deferred royalty and lease liabilities as financial liabilities at amortized cost.

The Company’s investment in shares of Aztec Metals Corp., a company sharing one common director, (“AzMet”) is classified as FVTPL. There is no separately quoted market value for the Company’s investments in the shares of AzMet which have $Nil book value.

The fair values of the Company’s receivables and accounts payable and accrued liabilities approximate their carrying values due to the short terms to maturity. Cash and certain marketable securities are measured at fair values using Level 1 inputs. Other marketable securities are measured using Level 3 of the fair value hierarchy. Deferred royalty and lease liabilities are measured using Level 2 inputs.

5.
Management of Financial Risk (continued)

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk and market risk which includes foreign currency risk, interest rate risk and other price risk. The types of risk exposure and the way in which such exposure is managed are provided as follows.

(a)
Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.

Management has reviewed the items comprising the accounts receivable balance which may include amounts receivable from certain related parties, and determined that all accounts are collectible; accordingly, there has been no allowance for doubtful accounts recorded.

(b)
Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings. As at June 30, 2019, the Company had a working capital of $2.1 million (December 31, 2018 – $2.9 million). The Company has sufficient funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2019.

The following schedule provides the contractual obligations related to the office lease and deferred royalty payments (Notes 8(b)(i) and 11) as at June 30, 2019:

	Payments due by Period					Payments due by Period
	(CAD$000)					(US$000)
		Less than			After		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years	Total	1 year	1-3 years	3-5 years	5 years

Basic office lease	$146	$46	$100	$-	$-	$-	$-	$-	$-	$-

Advance royalty payments	-	-	-	-	-	320	-	105	105	110

Total	$146	$46	$100	$-	$-	$320	$-	$105	$105	$110

Accounts payable and accrued liabilities are due in less than 90 days.

5.
Management of Financial Risk (continued)

(c)
Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i)
Foreign currency risk:

Certain of the Company’s mineral property interests and operations are in Canada. Most of its operating expenses are incurred in Canadian dollars. Fluctuations in the Canadian dollar would affect the Company’s condensed consolidated interim statements of comprehensive income (loss) as its functional currency is the Canadian dollar, and fluctuations in the U.S. dollar would impact its cumulative translation adjustment as its condensed consolidated interim financial statements are presented in U.S. dollars.

The Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	Stated in U.S. Dollars
	(Held in Canadian Dollars)
	June 30,	December 31,
	2019	2018

Cash	$1,871	$2,288
Marketable securities	203	719
Receivables	10	17
Accounts payable and accrued liabilities	(38)	(215)
Lease liability	(85)	-

Net financial assets (liabilities)	$1,961	$2,809

Based upon the above net exposure as at June 30, 2019 and assuming all other variables remain constant, a 5% (December 31, 2018 - 10%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $98,000 (December 31, 2018 - $281,000) in the cumulative translation adjustment in the Company’s shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

5.
Management of Financial Risk (continued)

(c)
Market risk: (continued)

(ii)
Interest rate risk:

In respect of financial assets, the Company's policy is to invest excess cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. The Company’s investments in guaranteed investment certificates bear a fixed rate and are cashable at any time prior to maturity date. Interest rate risk is not significant to the Company as it has no cash equivalents at period-end.

(iii)
Other price risk:

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

The Company’s other price risk includes equity price risk, whereby investment in marketable securities are held for trading financial assets with fluctuations in quoted market prices recorded at FVTPL. There is no separately quoted market value for the Company’s investments in the shares of certain strategic investments.

As certain of the Company’s marketable securities are carried at market value and are directly affected by fluctuations in value of the underlying securities, the Company considers its financial performance and cash flows could be materially affected by such changes in the future value of the Company’s marketable securities. Based upon the net exposure as at June 30, 2019 and assuming all other variables remain constant, a net increase or decrease of 60% (December 31, 2018 - 50%) in the market prices of the underlying securities would increase or decrease respectively net (loss) income by $122,000 (December 31, 2018 - $360,000).

In February 2017, the Company adopted a normal course issuer bid whereby the Company may acquire up to 10.9 million common shares of the Company, and shall pay the prevailing market price at the time of purchase, and which terminated on February 7, 2018. In June 2018, the normal course issuer bid was again adopted whereby the Company may acquire up to 10.9 million common shares of the Company until June 20, 2019. The cash consideration paid for any such purchases would be subject to fluctuations in the market price of its common shares. (Notes 12(b)(ii) and (iii)).

6.
Promissory Note Receivable

On February 12, 2018, the Company entered into a Forbearance Agreement with the debtor in which the loan principal totaling $220,000, which loan was written off in 2014, were to be repaid in full in 2018 as follows:

Date	Principal

January 31, 2018	$25
June 30, 2018	25
September 30, 2018	85
December 31, 2018	85
$220

Funds of $94,500 were received in 2018 with a balance of $59,500 received in January 2019, net of legal fees.

7.
Marketable Securities

	June 30,	December 31,
	2019	2018

Balance, begin of period	$719	$787
Investment in marketable securities	-	289
Disposition of marketable securities at fair value	(504)	(154)
Change in fair value of marketable securities	(32)	(140)
Foreign currency translation adjustment	20	(63)
Balance, end of period	$203	$719

The quoted market value and fair value of shares of companies was $203,000 at June 30, 2019 (December 31, 2018 - $719,000).

8.
Mineral Property Interests

	Canada					USA
	British Columbia			Nunavut		Nevada
	New Polaris	Windfall Hills	Princeton	Hard Cash	Nigel	Fondaway Canyon	Corral Canyon	Other	Total
	(Note 8(a)(i))	(Note 8(a)(ii))	(Note 8(a)(iv))	(Note 8(a)(v))	(Note 8(a)(v))	(Note 8(b)(i))	(Note 8(b)(ii))	(Note 8(c))

Acquisition Costs:

Balance, December 31, 2017	$3,875	$374	$-	$-	$-	$2,173	$-	$-	$6,422
Additions, net of recoveries	6	-	-	9	2	12	23	10	62
Foreign currency translation adjustment	7	(30)	-	-	-	(175)	-	-	(198)
Balance, December 31, 2018	3,888	344	-	9	2	2,010	23	10	6,286
Additions, net of recoveries	9	-	6	-	-	-	-	-	15
Foreign currency translation adjustment	(13)	14	-	-	-	86	2	-	89
Balance, June 30, 2019	3,884	358	6	9	2	2,096	25	10	6,390

Deferred Exploration Expenditures:

Balance, December 31, 2017	6,431	522	-	-	-	1,090	-	-	8,043
Additions, net of recoveries	88	150	69	120	-	351	1	-	779
Foreign currency translation adjustment	(741)	(42)	-	-	-	(88)	-	-	(871)
Balance, December 31, 2018	5,778	630	69	120	-	1,353	1	-	7,951
Additions, net of recoveries	127	6	45	68	-	32	76	-	354
Foreign currency translation adjustment	372	27	3	5	-	58	-	-	465
Balance, June 30, 2019	$6,277	$663	$117	$193	$-	$1,443	$77	$-	$8,770

Mineral property interests:
Balance, December 31, 2018	$9,666	$974	$69	$129	$2	$3,363	$24	$10	$14,237
Balance, June 30, 2019	10,161	1,021	123	202	2	3,539	102	10	15,160

  Canarc Resource Corp.

8.
Mineral Property Interests (continued)

(a)
Canada:

(i)
New Polaris (British Columbia):

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd. Acquisition costs at June 30, 2019 include a reclamation bond for $192,000 (December 31, 2018 - $184,000).

(ii)
Windfall Hills (British Columbia):

In April 2013, the Company entered into a property purchase agreement with Atna Resources Ltd. (“Atna”) whereby the Company acquired a 100% undivided interest in the Uduk Lake properties by the issuance of 1,500,000 common shares at a fair value of CAD$0.10 per share, honouring a pre-existing 1.5% NSR production royalty that can be purchased for CAD$1 million, and granting Atna a 3% NSR production royalty.

In April 2013, the Company entered into a property purchase agreement whereby the Company acquired a 100% undivided interest in the Dunn properties by the issuance of 500,000 common shares at a fair value of CAD$0.10 per share and granting the vendor a 2% NSR royalty which can be reduced to 1% NSR royalty for $500,000.

(iii)
FG Gold (British Columbia):

On August 24, 2016, the Company entered into a property option agreement with Eureka Resources, Inc., (“Eureka”) which closed on October 12, 2016. The Company can earn up to a 75% interest in the FG gold property in two stages. If the Company failed to satisfy the consideration necessary to exercise the second stage, then a joint venture would be deemed to have formed with the Company having a 51% interest and Eureka with a 49% interest. In 2017, the Company terminated the property option agreement with Eureka and wrote off the FG Gold project.

8.
Mineral Property Interests (continued)

(a)
Canada: (continued)

(iv)
Princeton (British Columbia):

In December 2018 and then as amended in June 2019, the Company entered into a property option agreement jointly with Universal Copper Ltd. (formerly, Tasca Resources Ltd.) (“Universal”) and an individual whereby the Company has an option to earn a 75% interest in the Princeton property by: incurring exploration expenditures of CAD$490,000 over a two year period; issuing 375,000 common shares to Universal by December 1, 2019; paying CAD$25,000 cash to Universal by March 16, 2021; and granting a 1% NSR to Universal which can be acquired for CAD$1 million and honoring a 2% NSR to the individual of which 1% NSR can be acquired for CAD$1 million.

(v)
Hard Cash and Nigel (Nunavut):

In November 2018, the Company entered into a property option agreement with Silver Range Resources Ltd. (“Silver Range”) whereby the Company has an option to earn a 100% undivided interests in the Hard Cash and Nigel properties by paying CAD$150,000 in cash and issuing 1.5 million common shares to Silver Range over a four year period. Silver Range retains a 2% NSR of which a 1% NSR can be acquired for CAD$1 million. Silver Range shall also be entitled to receive $1 per Au oz of measured and indicated resource estimate and $1 per Au oz of proven or probable reserve estimate, payable in either cash or common shares of the Company at the Company’s election.

(vi)
Eskay Creek property (British Columbia):

In December 2017, the Company signed an agreement with Barrick Gold Inc (“Barrick”) and Skeena Resources Ltd. (“Skeena”) involving the Company’s 33.3% carried interest in certain mining claims adjacent to the past-producing Eskay Creek Gold mine located in northwest British Columbia, whereby the Company will retain its 33.33% carried interest. The Company and Barrick have respectively 33.33% and 66.67% interests in 6 claims and mining leases totaling 2323 hectares at Eskay Creek. Pursuant to an option agreement between Skeena and Barrick, Skeena has the right to earn Barrick’s 66.67% interest in the property. The Company wrote off the property in 2005.

8.
Mineral Property Interests (continued)

(b)
United States:

(i)
Fondaway Canyon (Nevada):

On March 20, 2017, the Company entered into and closed the Membership Interest Purchase Agreement with AIM (the “Membership Agreement”) whereby the Company acquired 100% legal and beneficial interests in mineral properties located in Nevada, Idaho and Utah (USA) for a total cash purchase price of $2 million in cash and honouring pre-existing NSRs.

Certain of the mineral properties are subject to royalties. For the Fondaway Canyon project, it bears both a 3% NSR and a 2% NSR. The 3% NSR has a buyout provision for an original amount of $600,000 which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out. A balance of $425,000 with a fair value of $183,000 was outstanding upon the closing of the Membership Agreement; a remaining balance of $320,000 remains payable as at June 30, 2019 (December 31, 2018 - $355,000). The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

(ii)
Corral Canyon (Nevada):

In 2018, the Company staked 92 mining claims covering 742 hectares in Nevada, USA.

(iii)
Silver King (Nevada):

In October 2018, the Company entered into a property option agreement for its Silver King property with Brownstone Ventures (US) Inc. (“Brownstone”) whereby Brownstone has an option to earn a 100% undivided interest by paying $240,000 in cash over a 10 year period with early option exercise payment of $120,000. The Company will retain a 2% NSR of which a 1% NSR can be acquired by Brownstone for $1 million.

(c)
Other:

In December 2018, the Company entered into a Memorandum of Understanding for an exploration and development project in South America whereby the Company paid $10,000 in 2018 and another $10,000 is payable as a success fee to close on an acceptable agreement for such project.

8.
Mineral Property Interests (continued)

(d)
Expenditure options:

As at June 30, 2019, to maintain the Company’s interest and/or to fully exercise the options under various property agreements covering its properties, the Company must make payments as follows:

	Cash	Exploration	Cash	Annual	Number of
	Payments	Expenditures	Payments	Payments	Shares
	(CADS$000)	(CADS$000)	(US$000)	(US$000)

New Polaris (Note 8(a)(i)):
Net profit interest reduction or buydown	$-	$-	$-	$-	150,000

Fondaway Canyon (Note 8(b)(i)):
Advance royalty payment for buyout of 3% net smelter return (1)	-	-	-	35	-
Buyout provision for net smelter return of 2% (2)	-	-	2,000	-	-

Windfall Hills (Note 8(a)(ii)):
Buyout provision for net smelter return of 1.5%	1,000	-	-	-	-
Reduction of net smelter return of 2% to 1%	-	-	500	-	-

Princeton (Note 8(a)(iv)):
On or before:
December 1, 2019	-	-	-	-	375,000
December 31, 2019	-	36	-	-	-
December 31, 2020	-	300	-	-	-
March 16, 2021	25	-	-	-	-
Buyout provision for net smelter return of 1%	1,000	-	-	-	-
Reduction of net smelter return of 2% to 1%	1,000	-	-	-	-

Hard Cash and Nigel (Note 8(a)(v)):
On or before:
November 23, 2019	20	-	-	-	200,000
November 23, 2020	30	-	-	-	300,000
November 23, 2021	40	-	-	-	400,000
November 23, 2022	50	-	-	-	500,000
Reduction of net smelter return of 2% to 1%	1,000	-	-	-	-

Other (Note 8(c)):
Success fee	-	-	10	-	-

	$4,165	$336	$2,510	$35	1,925,000

(1)
Advance royalty payments of $320,000 remain payable as at June 30, 2019 with annual payments of $35,000.

(2)
The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.
Certain amounts may be reduced in the future as the Company determines which mineral property interests to continue to explore and which to abandon.

8.
Mineral Property Interests (continued)

(e)
Title to mineral property interests:

The Company has diligently investigated rights of ownership of all of its mineral property interests/concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties and concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

(f)
Realization of assets:

The Company’s investment in and expenditures on its mineral property interests comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent on establishing legal ownership of the mineral properties, on the attainment of successful commercial production or from the proceeds of their disposal. The recoverability of the amounts shown for mineral property interests is dependent upon the existence of reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production or proceeds from the disposition thereof.

(g)
Environmental:

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation of the Company’s operation may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its current properties and former properties in which it has previously had an interest. The Company is not aware of any existing environmental problems related to any of its current or former mineral property interests that may result in material liability to the Company.

9.
Equipment

	Leasehold	Office Furnishings	Right of Use
	Improvements	and Equipment	Asset	Total
Cost:
Balance, December 31, 2017	$90	$31	$-	$121
Acquisitions	-	6	-	6
Write-off	-	(2)	-	(2)
Foreign currency translation adjustment	(7)	(2)	-	(9)
Balance, December 31, 2018	83	33	-	116
Initial recognition (Note 3(d))	-	-	122	122
Balance, January 1, 2019	83	33	122	238
Acquisitions	-	5	-	5
Foreign currency translation adjustment	4	1	(5)	-
Balance, June 30, 2019	87	39	117	243

Accumulated amortization:
Balance, December 31, 2017	10	4	-	14
Amortization	17	7	-	24
Write-off	-	(1)	-	(1)
Foreign currency translation adjustment	(1)	-	-	(1)
Balance, December 31, 2018	26	10	-	36
Initial recognition (Note 3(d))	-	-	34	34
Balance, January 1, 2019	26	10	34	70
Amortization	9	4	11	24
Foreign currency translation adjustment	-	1	-	1
Balance, June 30, 2019	35	15	45	95

Net book value:
Balance, December 31, 2018	$57	$23	$-	$80
Balance, June 30, 2019	$52	$24	$72	$148

10.
Current Liabilities

(a)
Accounts Payable and Accrued Liabilities:

Flow-Through Tax Indemnification:

In 2015, the Company incurred a shortfall of CAD$14,000 in Canadian exploration expenditures for flow through purposes, and recognized a provision of US$2,000 for flow through indemnification as at December 31, 2017 which was included in accounts payable and accrued liabilities but was derecognized in 2018.

10.
Current Liabilities (continued)

(b)
Flow Through Premium Liability:

On April 21, 2017, the Company closed a private placement for 3.8 million flow through common shares at CAD$0.13 per share for gross proceeds of CAD$500,000. The fair value of the shares was CAD$0.11 per share, resulting in the recognition of a flow through premium liability of CAD$0.02 per share for a total of CAD$76,900.

Balance, December 31, 2016	$-
Add:
Excess of subscription price over fair value of flow through common shares	57
Foreign currency translation adjustment	4
Less:
Income tax recovery	(7)

Balance, December 31, 2017	54
Less:
Income tax recovery	(54)

Balance, December 31, 2018 and June 30, 2019	$-

11.
Long Term Liabilities

(a)
Deferred Royalty Liability:

The 3% NSR for the Fondaway Canyon project which was acquired in March 2017 has a buyout provision for an original amount of $600,000 which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out in full. A balance of $425,000 was remaining upon the closing of the Membership Agreement.

11.
Long Term Liabilities (continued)

(a)
Deferred Royalty Liability: (continued)

Deferred Royalty
Liability

Balance, December 31, 2017	$171
Add:
Interest	30
Less:
Advance royalty payment	(35)
Foreign currency translation adjustment	(1)

Balance, December 31, 2018	165
Add:
Interest	15
Less:
Advance royalty payment	(35)
Foreign currency translation adjustment	-

Balance, June 30, 2019	$145

(b)
Lease Liability:

Lease
Liability

Balance, December 31, 2018	$-
Initial recognition	122
Lease payments	(23)
Foreign currency translation adjustment	(9)
Balance, January 1, 2019	90
Add:
Interest	8
Less:
Payments	(17)
Foreign currency translation adjustment	4

Balance, June 30, 2019	$85

12.
Share Capital

(a)
Authorized:

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.
(b)
Issued:

(i)
On July 23, 2019, the Company closed a private placement for 23.7 million flow through common shares for gross proceeds of CAD$1.4 million; of these shares, 17.3 million were issued at a price of CAD$0.06 per share and 6.4 million shares at CAD$0.0625 per share. The fair value of the shares was CAD$0.06 per share, resulting in the recognition of a flow through premium liability of CAD$0.0025 per share for a total of CAD$16,000. Finder fees were comprised of CAD$91,400 in cash and 1.5 million warrants; each warrant is exercisable to acquire one non-flow through common share at an exercise price of CAD$0.06 per share until July 23, 2021.

(ii)
In June 2018, the Company received regulatory approval for a normal course issuer bid to acquire up to 10.9 million common shares of the Company representing approximately up to 5% of its issued and outstanding common shares at that time. The bid was effective on June 21, 2018 and terminated on June 20, 2019. The actual number of common shares purchased under the bid and the timing of any such purchases were at the Company’s discretion. Purchases under the bid shall not exceed 23,893 common shares per day. The Company paid the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by the Company were cancelled. From June to December 2018, the Company purchased 438,000 shares for CAD$20,595 with an average price of CAD$0.05 per share; no further shares were purchased in 2019 under its normal course issuer bid.

In December 2018, the Company issued 100,000 common shares at a value of CAD$0.05 per share to Silver Range for the Hard Cash and Nigel properties (Note 8(a)(v)).

(iii)
In February 2017, the Company received regulatory approval for a normal course issuer bid to acquire up to 10.9 million common shares of the Company representing approximately up to 5% of its issued and outstanding common shares at that time. The bid was effective on February 8, 2017 and terminated on February 7, 2018. The actual number of common shares purchased under the bid and the timing of any such purchases were at the Company’s discretion. Purchases under the bid shall not exceed 86,128 common shares per day. The Company paid the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by the Company were cancelled. For the year ended December 31, 2017, the Company purchased 2.6 million shares for CAD$213,700 with an average price of CAD$0.08 per share, of which 2.5 million common shares have been cancelled and the remaining common shares were cancelled in February 2018. Subsequent to December 31, 2017, a further 86,000 common shares for CAD$6,450 were purchased at an average price of CAD$0.08 per share, all of which were cancelled in February 2018.

12.
Share Capital (continued)

(c)
Stock option plan:

The Company has a stock option plan that allows it to grant stock options to its directors, officers, employees, and consultants to acquire up to 44,261,695 common shares. The exercise price of each stock option cannot be lower than the last recorded sale of a board lot on the TSX during the trading day immediately preceding the date of granting or, if there was no such date, the high/low average price for the common shares on the TSX based on the last five trading days before the date of the grant. Stock options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event. Vesting of stock options is made at the discretion of the board at the time the stock options are granted.

At the discretion of the board, certain stock option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the stock options.

The continuity of outstanding stock options for the six months ended June 30, 2019 is as follows:

	June 30, 2019
		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)

Outstanding balance, beginning of period	16,400,000	$0.08
Granted	3,750,000	$0.06
Outstanding balance, end of period	20,150,000	$0.08

Exercise price range (CAD$)	$0.05 - $0.10

12.
Share Capital (continued)

(c)
Stock option plan: (continued)

The following table summarizes information about stock options exercisable and outstanding at June 30, 2019:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
Exercise	Number	Remaining	Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices	Exercisable at	Contractual Life	Prices
(CAD$)	June 30, 2019	(Number of Years)	(CAD$)	June 30, 2019	(Number of Years)	(CAD$)

$0.10	2,300,000	0.05	$0.10	2,300,000	0.05	$0.10
$0.06	3,700,000	1.44	$0.06	3,700,000	1.44	$0.06
$0.08	3,600,000	2.02	$0.08	3,600,000	2.02	$0.08
$0.10	2,050,000	2.92	$0.10	2,050,000	2.92	$0.10
$0.09	500,000	3.21	$0.09	500,000	3.21	$0.09
$0.08	3,250,000	4.00	$0.08	1,950,000	4.00	$0.08
$0.055	1,000,000	4.37	$0.055	400,000	4.37	$0.055
$0.07	700,000	4.65	$0.07	140,000	4.65	$0.07
$0.08	300,000	4.73	$0.08	60,000	4.73	$0.08
$0.06	2,750,000	4.99	$0.06	550,000	4.99	$0.06
	20,150,000	2.78	$0.08	15,250,000	2.20	$0.08

During the six months ended June 30, 2019, the Company recognized share-based payments of $61,000 (June 30, 2018 - $57,000), net of forfeitures, based on the fair value of stock options that were earned by the provision of services during the period. Share-based payments are segregated between directors and officers, employees and consultants, as applicable, as follows:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018

Directors and officers	$30	$28	$48	$57
Employees	1	-	1	-
Consultants	4	-	12	-

	$35	$28	$61	$57

12.
Share Capital (continued)

(c)
Stock option plan: (continued)

The weighted average fair value of stock options granted and the weighted average assumptions used to calculate share-based payments for stock option grants are estimated using the Black-Scholes option pricing model as follows:

	June 30,
	2019	2018

Number of stock options granted	3,750,000	3,250,000
Fair value of stock options granted (CAD$)	$0.04	$0.04

Market price of shares on grant date (CAD$)	$0.06	$0.06
Pre-vest forfeiture rate	13.81%	16.59%
Risk-free interest rate	1.41%	2.02%
Expected dividend yield	0%	0%
Expected stock price volatility	107.33%	120.48%
Expected option life in years	4.28	4.24

Expected stock price volatility is based on the historical price volatility of the Company’s common shares.

In fiscal 2018, the Company granted the following stock options:
-
3,250,000 stock options to directors, officers and employees with an exercise price of CAD$0.08 and an expiry date of June 29, 2023, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter; and
-
1,000,000 stock options to an officer of which 500,000 stock options have an exercise price of CAD$0.05 and 500,000 stock options with an exercise price of CAD$0.06 and an expiry date of November 12, 2023, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

For the six months ended June 30, 2019, the Company granted the following stock options:
-
700,000 stock options to consultants with an exercise price of CAD$0.07 per share and an expiry date of February 22, 2024 and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter;
-
300,000 stock options to a director with an exercise price of CAD$0.08 per share and an expiry date of March 21, 2024 and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter; and
-
2,750,000 stock options to directors, officers and employees with an exercise price of CAD$0.06 and an expiry date of June 27, 2024, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

12.
Share Capital (continued)

(d)
Warrants:

At June 30, 2019, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2018	Issued	Exercised	Expired	June 30, 2019

$0.12	March 14, 2019	2,497,222	-	-	(2,497,222)	-

$0.12	March 14, 2019 (1)	155,556	-	-	(155,556)	-

$0.12	April 21, 2019 (2)	250,000	-	-	(250,000)	-

		2,902,778	-	-	(2,902,778)	-

(1)
As these warrants are agent’s warrants, a fair value of $10,320 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 150%, risk-free rate 0.58%, expected life 3 years, and expected dividend yield 0%.

(2)
As these warrants are agent’s warrants, a fair value of $11,460 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 125%, risk-free rate 0.71%, expected life 2 years, and expected dividend yield 0%.

On July 23, 2019, the Company issued 1.5 million finder fee warrants; each warrant is exercisable to acquire one non-flow through common share at an exercise price of CAD$0.06 per share until July 23, 2021. (Note 12(b)(i)).

(e)
Common shares reserved for issuance as at June 30, 2019:

Number of Shares

Stock options (Note 12(c))	20,150,000
Warrants (Note 12(d))	-

Common shares reserved for issuance	20,150,000

13.
Corporate Development and General and Administrative

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018

Corporate Development:
Salaries	$9	$-	$9	$-
Sundry	3	-	3	-
Travel and transportation	3	5	6	11
	$15	$5	$18	$11

General and Administrative:
Accounting and audit	$-	$-	$(3)	$(3)
Legal	2	6	10	17
Office and sundry	11	16	26	29
Regulatory	14	14	21	20
Rent	7	16	15	34
	$34	$52	$69	$97

14.
Related Party Transactions

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

Except as disclosed elsewhere in the condensed consolidated interim financial statements, the Company had the following general and administrative costs with related parties during the six months ended June 30, 2019 and 2018:

			Net balance receivable (payable)
	Six months ended June 30,		June 30,	December 31,
	2019	2018	2019	2018

Key management compensation:
Executive salaries and remuneration (1)	$239	$278	$-	$-
Severance	90	186	-	-
Directors fees	12	15	(6)	(7)
Share-based payments	48	57	-	-
	$389	$536	$(6)	$(7)

Net office, sundry, rent and salary allocations recovered from (charged by) company(ies) sharing certain common director(s) (2)	$2	$2	$2	$1

(1)
Includes key management compensation which is included in employee and director remuneration, mineral property interests, and corporate development.

(2)
The companies include Endeavour Silver Corp. (“Endeavour”) and Aztec Minerals Corp. (“AzMin”), companies which share one common director.

The above transactions are incurred in the normal course of business. Note 7 for marketable securities held in Endeavour, AzMin and AzMet.

15.
Segment Disclosures

The Company has one operating segment, being mineral exploration, with assets located in Canada and the United States, as follows:

				Net balance receivable (payable)
		Six months ended June 30,	June 30,	December 31,
	2019	2018	2019	2018

Key management compensation:
Executive salaries and remuneration (1)	$239	$278	$-	$-
Severance	90	186	-	-
Directors fees	12	15	(6)	(7)
Share-based payments	48	57	-	-
	$389	$536	$(6)	$(7)

Net office, sundry, rent and salary allocations recovered from (charged by) company(ies) sharing certain common director(s) (2)	$2	$2	$2	$1

16.
Commitments

In February 2017, the Company entered into an office lease arrangement for a term of five years with a commencement date of August 1, 2017. The basic rent per year is CAD$46,000 for years 1 to 3 and CAD$48,000 for years 4 to 5. As at June 30, 2019, the Company is committed to the following payments for base rent at its corporate head office in Vancouver, BC, as follows:

Amount
(CAD$000)
Year:
2019	$23
2020	47
2021	48
2022	28

$146

For the Fondaway Canyon project, the 3% NSR has a buyout provision which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out. A balance of $320,000 remains payable as at June 30, 2019. (Note 8(b)(i)).

CORPORATE INFORMATION

HEAD OFFICE
 #810 – 625 Howe Street
Vancouver, BC, Canada, V6C 2T6

Telephone:
(604) 685-9700
Facsimile:
(604) 685-9744
Website:
www.canarc.net

DIRECTORS
Bradford Cooke
Scott Eldridge
Martin Burian
Deepak Malhotra
Kai Hoffmann

OFFICERS
Scott Eldridge ~ Chief Executive Officer
Garry Biles ~ President and Chief Operating Officer
Jacob Margolis ~ Vice President (Exploration)
Philip Yee ~ Chief Financial Officer and Corporate Secretary

REGISTRAR AND
Computershare Investor Services Inc.
TRANSFER AGENT
3rd Floor, 510 Burrard Street
Vancouver, BC, Canada, V6C 3B9

AUDITORS
Smythe LLP
#1700 – 475 Howe Street
Vancouver, BC, Canada, V6C 2B3

SOLICITORS AND
Maxis Law Corporation
REGISTEREDOFFICE
 #910 – 800 West Pender Street
Vancouver, BC, Canada, V6C 2V6

SHARES LISTED
Trading Symbols
TSX:
CCM
OTC-QB:
CRCUF
DBFrankfurt:
CAN